November 26, 2013

VIA EDGAR AND OVERNIGHT MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-8561

Attention: Justin Dobbie

Re:	Radiant Logistics, Inc.

Registration Statement on Form S-1

Filed October 30, 2013

File No. 333-191974

Dear Mr. Dobbie:

This letter is being submitted in response to comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) by letter dated November 25, 2013 with respect to the Registration Statement on Form S-1 originaly filed by Radiant Logistics, Inc. (the “Company”) with the SEC on October 30, 2013 and subsequently amended on November 22, 2013 (the “Form S-1”). The numbering of the paragraphs below corresponds to the numbering in the comment letter, the text of which is incorporated into this response letter for convenience.

Concurrently with the delivery of this letter, the Company respectfully advises the Staff that it filed via EDGAR Amendment No. 2 to Registration Statement on Form S-1 (the “Amendment”) reflecting the changes made in response to the Staff’s comments.

Staff Comments and Company Responses

Exhibit 5.1

1.	Please have counsel remove assumption (ii) and the par value carve out in assumption (iv) in the third paragraph of Exhibit 5.1 as it is inappropriate for counsel to assume the issue upon which counsel is offering its opinion or any material facts underlying the opinion. Similarly, please have counsel remove assumption (ii) from the fourth paragraph of Exhibit 5.1. For guidance, refer to Section II.B.3(a) of Staff Legal Bulletin No. 19 at http://www.sec.gov/interps/legal/cfslb19.htm.

The Company respectfully advises that in response to the November 25, 2013 comments of the Staff, the Company has filed a revised Exhibit 5.1 reflecting the removal of the referenced assumptions.

2.	Please have counsel revise the second and third sentences in the fifth paragraph of Exhibit 5.1 as counsel may not exclude the laws of the State of Delaware.

The Company respectfully advises that in response to the November 25, 2013 comments of the Staff, the Company has filed a revised Exhibit 5.1 reflecting the removal of the second and third sentences of the fifth paragraph.

In responding to the Staff’s comments, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company respectfully requests the Staff’s assistance in completing the review of this response letter at its earliest convenience. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response letter to the undersigned at (425) 462-1094.

Sincerely,

/s/ Robert L. Hines, Jr.
Robert L. Hines, Jr.
Radiant Logistics, Inc.
Senior Vice President & General Counsel